Merus Labs International Inc.

Annual Report 2014

For the Years Ended September 30, 2014 and 2013

MERUS LABS INTERNATIONAL INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended September 30, 2014 and 2013

The following section of our annual report sets forth Management’s Discussion and Analysis of the financial performance and condition of Merus Labs International Inc. (“the Company” or “Merus”) for the year ended September 30, 2014 compared to the year ended September 30, 2013. The analysis should be read in conjunction with the accompanying annual audited consolidated financial statements (the “Financial Statements”) for the years ended September 30, 2014 and 2013 and the related notes thereto.

The date of this MD&A is December 18, 2014.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of the Company, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things include:

•	the Company’s expectations regarding sales from its existing products, including its sales forecasts;

•	the Company’s ability to acquire new products;

•	the Company’s expectations regarding it ability to raise capital, including its ability to secure the

•	financing necessary to enable us to acquire new products;

•	the Company’s expectations regarding sales from products that we acquire or license;

•	the Company’s forecasts regarding its operating expenditures, including general and administrative expenses,

•	the Company’s expectations regarding the development of its target markets;

•	the Company’s expectations regarding government regulations of its products and any new products that we acquire;

•	the Company’s expectations regarding currency exchange rates;

•	the Company’s expectations regarding income taxes;

•	the Company’s plans, objectives and targets for future revenue growth and operating performance;

•	the Company’s plans and objectives regarding new products that it may acquire; and

•	the Company’s forecast business results and anticipated financial performance.

The forward-looking information in statements or disclosures in this MD&A is based (in whole or in part) upon factors which may cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While the Company does not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•

the acceptance of the Company’s products by regulatory and reimbursement agencies in various territories including Canada and Europe and inclusion on drug benefit formularies, hospital formularies and acceptance by pharmacies, physicians and patients in the marketplace;

•	the Company’s ability to successfully market and sell its products;

•	the Company’s ability to increase sales of its existing products;

•	the Company’s ability to complete the Dacha financing acquisition transaction;

•	the Company’s ability to acquire new products and, upon acquisition, to successfully market and sell new products that are acquired;

•	the Company’s ability to achieve the financing necessary to complete the acquisitions to new products;

•	unanticipated cash requirements to support current operations, to expand the Company’s business or for capital expenditures;

•	the Company’s ability to successfully challenge the Apotex notice of allegation with respect to the Company’s Enablex product;

•	core patent protection for Merus’ initial portfolio has expired or will expire in the future, which could result in significant competition from generic products resulting in a significant reduction in sales;

•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

•	the Company's ability to service existing debt;

•	the timing and unpredictability of regulatory actions;

•	the patient health, legal, and commercial risks associated with patient adverse events or side effects resulting from the use of the Company’s products;

•	the ability to source, develop and commercialize new products effectively;

•	unanticipated cash requirements to support current operations, to expand its business or for capital expenditures;

•	the inability to adequately protect its key intellectual property rights;

•	the inability to make royalty payments as they become due;

•	the loss of key management or scientific personnel;

•	the activities of its competitors and specifically the commercialization of innovative or generic products that compete in the same category as the Company’s products;

•	regulatory, legal or other setbacks with respect to its operations or business;

•	market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;

•	enactment of new government laws, regulations, court decisions, regulatory interpretations or other initiatives that are adverse to the Company or its interests;

•

the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

•

the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where the Company operates.

Investors should review the full discussions as to material risks and uncertainties, and factors and assumptions used to develop forward-looking statements, included in the Company’s annual report on Form 20-F.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for the business of the Company;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

The Company is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, security holders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The Company cautions you that the above list of risk factors is not exhaustive. Other factors which could cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in the Company’s publicly filed disclosure documents.

All financial information is prepared in accordance with IFRS and is expressed in Canadian dollars.

CORPORATE HISTORY

The Company was originally formed on December 19, 2011 by the amalgamation of Merus Labs International Inc. (“Old Merus”) and Envoy Capital Group Inc. (“Envoy”) pursuant to an arrangement agreement dated November 10, 2011 pursuant to the Business Corporations Act (British Columbia). Envoy was incorporated under the laws of the Province of British Columbia as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario in December 1997. At Envoy’s annual general meeting held on March 30, 2007 the shareholders voted to amend Envoy’s articles of incorporation by changing its name to Envoy Capital Group Inc. In connection with the amalgamation of Envoy and Old Merus, Envoy continued from the jurisdiction of the Province of Ontario to the Province of British Columbia on December 16, 2011.

Old Merus was incorporated under the laws of the Province of British Columbia on November 9, 2009 under the name 0865346 B.C. Ltd. On January 22, 2010, Old Merus changed its name to Merus Labs International Inc. in connection with a plan of arrangement with Range Gold Corp. and Merus Labs Inc. (“Merus Labs”).

On October 1, 2012, the Company amalgamated with Merus Labs, a wholly owned subsidiary of the Corporation continuing under the name “Merus Labs International Inc.”

The Company’s head office is located at Suite 2110, 100 Wellington St. West, P.O. Box 151, Toronto, Ontario M5K 1H1; and its telephone number is 416-593-3725.

The common shares in the capital of the Company (the “Common Shares”) are publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “MSL” and on NASDAQ under the symbol “MSLI”.

CORPORATE STRATEGY

Merus is a specialty pharmaceutical company that acquires prescription medicines in the following categories:

•	On patent but at maturity stage of product life cycle
•	Branded generics
•	Under promoted products
•	Niche market pharmaceuticals
•	Products with annual sales below the critical threshold for large pharma

Once a product is acquired, our experienced team implements a focused sales and marketing plan to promote the product with the goal of increasing sales and market share.

The Merus corporate growth strategy is driven by a product acquisition plan which employs an opportunistic approach to source product acquisition candidates. This approach allows Merus to source pharmaceutical products across broad therapeutic classes which provides access to acquisition targets not available to other players and creates a diversified strategy. Although Merus has a broad therapeutic focus, opportunities will be pursued if the application of a dedicated small scale sales force can deliver incremental product sales growth. The geographic focus is Canada and Europe.

The Merus corporate strategy results in a diversified product portfolio approach. To manage such a product portfolio, a low cost operating model has been implemented in which there is a light infrastructure footprint. Merus has partnered with third party contract manufacturing and regulatory service providers to leverage their expertise but still maintain maximum flexibility for Merus.

Business Model for Acquisition of Diversified Legacy Products

Merus believes that it has a unique strategy in seeking to acquire legacy products primarily for the purpose of generating a stream of stable revenues and cash flow. Merus believes that this strategy will provide it with the flexibility to consider a broad range of acquisition targets from a variety of therapeutic areas. Therefore, the potential number of product acquisition candidates may be much larger for Merus than for its competitors. Management believes that its approach to product acquisition and its return objectives provide Merus with a competitive advantage in acquiring products as Merus can purchase diversified bundles of products from a single vendor. In contrast, Merus’ competitors, such as niche pharmaceutical companies, are more likely to focus on individual product acquisition within the same therapeutic area. As a result, certain vendors may view Merus as a preferred purchasing candidate.

Predictable Cost Structure

Merus’ plan is to establish a predictable cost structure by relying on a small employee base and outsourcing more of the operational functions associated with its business, including warehousing, distribution, customer service, invoicing, collections, regulatory affairs, medical and drug information, human resources and informational technology. Wherever possible, Merus achieves cost controls by entering into contractual supply and/or service agreements that dictate fixed or percentage fixed costs with annual adjustments for inflation. In the case of its manufacturing supply agreements, its cost of goods will be based on a fixed, per unit cost with annual inflationary adjustments. Management believes the predictability, flexibility and efficiency gained by contracting with established, experienced service organizations will assist Merus in maintaining its margins and maximizing distributable cash.

Partnership with Leading Service Providers

Related to the above, Merus will enter into outsourcing relationships with leading providers of pharmaceutical contract services for many of the operational functions associated with its business and intend to pursue this strategy in the future.

Competitors of Merus

Competitors in the pharmaceutical market range from large multinational pharmaceutical development corporations to small, single product companies that may limit their activities to a particular therapeutic area, region or territory. Competition also comes from generic companies, which develop and commercialize formulations that are identical to marketed brands. Merus expects to compete with a variety of drug companies. With respect to its acquisition strategy, Merus expects to compete principally with other pharmaceutical companies who seek to acquire mature pharmaceutical products as part of their growth strategy. These companies, however, typically focus on under-promoted products in specific therapeutic niches that offer growth potential through synergistic sales and marketing efforts. In addition, since Merus is not focused on specific therapeutic classes, it will have the ability to purchase diversified products and product bundles.

OVERVIEW

During the last twelve months ended September 30, 2014 and up to the date of this MD&A, the Company announced the following:

•	November 17, 2014 - Merus Announces Normal Course Issuer Bid

•	September 23, 2014 - Merus Announces Management and Board Changes

•	September 8, 2014 - Merus Announces Acquisition of Sintrom

•	August 14, 2014 - Merus Announces Completion of $7 Million Financing Transaction with Dacha Strategic Metals

•	August 7, 2014 – Merus Signs Product Acquisition Letter of Intent

•	July 17, 2014 - Merus Announces Conversion of $10 Million Convertible Debentures

•	July 11, 2014 - Merus Announces Closing of $10 Million Preferred Share Financing

•	July 4, 2014 - Merus Signs Definitive Acquisition Agreement with Dacha Strategic Metals

•	June 19, 2014 - Merus Announces Closing of $31.3 Million Bought Deal Financing, Including Exercise of Over-Allotment Option

•	June 12, 2014 - Merus Announces Increase to Previously Announced Financing

•	June 11, 2014 - Merus Announces $22.1 Million Bought Deal Financing

•	June 10, 2014 - Merus Announces Aggregate $21 Million Financing Transactions

•	June 3, 2014 - Merus Notified of a Canadian ANDS Filing

•	May 27, 2014 - Merus Announces Board Appointment

•	April 23, 2014 - Merus Names Barry Fishman as Senior Advisor

•	March 31, 2014 - Merus Announces Closing of Full Over-Allotment Option

•	March 25, 2014 - Merus Completes $20 Million Bought Deal Financing

•	March 13, 2014 - Merus Announces $20 Million Bought Deal Financing

•	October 1, 2013 - Merus Regains Compliance With NASDAQ

OVERALL PERFORMANCE

For the year ended September 30, 2014, the Company incurred a net loss of $8,061,698 compared to a net loss of $3,102,129 for the year ended September 30, 2013. For the year ended September 30, 2014, EBITDA1 was $13,143,414, compared to $15,547,484 for the prior year. Adjusted EBITDA, which adds back non-cash share based compensation expense, foreign exchange, investment expenses and acquisition costs, was $13,344,775, compared to $19,365,502 for the prior year comparative period. As at September 30, 2014, the Company had an accumulated deficit of $61,033,735.

Cash provided by continuing operations of the Company was $12,762,554 for the year ended September 30, 2014, compared to cash provided by continuing operations of $11,464,696, for the year ended September 30, 2013. Cash provided by discontinued operations of the Company for the same periods were $nil and $1,512,137, respectively.

Operating risks include but are not limited to: the Company’s ability to attract and retain key personnel, effectively manage growth, and smoothly integrate newly acquired pharmaceutical products and businesses; impact of new or existing generic and innovative competing products, regulatory issues and risk that the Company may not be able to adequately protect the intellectual property surrounding its products, conflicts of interest among the Company’s directors, officers, promoters and members of management; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of god and other unforeseeable events, natural or human-caused. Financial risks include but are not limited to the availability of capital to finance the Company’s activities.

The Company cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk. To the extent possible, management implements strategies aimed at reducing or mitigating risks and uncertainties associated with its business.

1EBITDA – Non-IFRS Financial Measures

The term EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization (including impairment charges). Adjusted EBITDA is the same measure with additional adjustments for non-cash stock based compensation), foreign exchange gains or losses, investment income or expense, and acquisition costs. The Company believes EBITDA to be an important measurement that allows it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations and other non-operating items. The Company excludes amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company's method for calculating EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA used by other issuers.

	Fiscal 2014	Fiscal 2013	Fiscal 2012

Loss from continuing operations	$(8,061,698)	$(1,729,823)	$(20,939,992)

Interest expense	3,468,940	5,462,466	1,466,151
Income tax expense (recovery)	536,600	557,518	(1,608,758)
Depreciation	3,547	2,826	5,015
Amortization	12,983,584	11,254,497	3,855,604
Impairment charges	4,212,441	-	22,208,721

EBITDA	$13,143,414	$15,547,484	$4,986,741

plus:
Non-cash stock based compensation	1,251,584	993,049	2,214,421
Investment expense (income) and impairment	131,663	1,216,406	(467,001)
Foreign exchange losses (gains)	(1,181,886)	1,608,563	(1,825,206)
Acquisition costs	-	-	518,819

Adjusted EBITDA	$13,344,775	$19,365,502	$5,427,774

SELECTED ANNUAL FINANCIAL INFORMATION

	Fiscal 2014	Fiscal 2013	Fiscal 2012

Revenue	$26.2 million	$28.4 million	$9.3 million

Gross margin	$21.7 million	$25.9 million	$8.4 million

Net (loss) income:
From continuing operations	($8.1	($1.7) million	($20.9) million
From discontinued operations	-	($1.4) million	$0.2 million
Total	($8.1) million	($3.1) million	($20.7) million

(Loss) earnings per share
Total
Basic	($0.15)	($0.09)	($0.90)
Diluted	($0.15)	($0.09)	($0.90)

From continuing operations
Basic	($0.15)	($0.05)	($0.91)
Diluted	($0.15)	($0.05)	($0.91)

From discontinued operations
Basic	-	($0.04)	$0.01
Diluted	-	($0.04)	$0.01

As at:		Sep 30, 2014		Sep 30, 2013		Sep 30, 2012

Total assets		$198.2 million		$87.0 million		$92.4 million

Total long-term financial liabilities		$62.7 million		$30.0 million		$22.2 million

Cash dividends declared	$	nil	$	nil	$	nil

PRODUCT SUMMARY

The Company currently has products in the area of urology/women's health, anticoagulants and anti-infectives.

Urology / Women's Health

Over Active Bladder

Overactive bladder occurs when a large muscle in the bladder known as the detrusor contracts more often than normal. This causes a person to feel a sudden and sometimes overwhelming urge to urinate even when the bladder isn’t full. Urgency, incontinence, and urinary frequency can also be caused by urinary-tract infections, kidney stones, prostate infection or enlargement, or medicine taken to treat other conditions such as high blood pressure. Though not life-threatening, overactive bladder is inconvenient, can be embarrassing, and can markedly reduce quality of life.

According to an article published in the Reviews of Urology by the Department of Urology, New York University School of Medicine, in women, moderate and severe bother have a prevalence ranging from about 3% to 17%. Severe incontinence has a low prevalence in young women, but rapidly increases at ages 70 through 80. In men, the prevalence of incontinence is much lower than in women, about 3% to 11% overall, with urge incontinence accounting for 40% to 80% of all male patients. Incontinence in men also increases with age, but severe incontinence in 70- to 80-year-old men is about half of that in women.

Decision Resources, an advisory firm for pharmaceutical and healthcare issues, finds that although more than 50 percent of people with overactive bladder in the world’s major pharmaceutical markets are undiagnosed, the sizeable prevalent population fuels significant sales for the indication. As a result, the overactive bladder drug market will increase from approximately $3 billion in 2009 to nearly $4 billion in 2019 in the United States, France, Germany, Italy, Spain, United Kingdom and Japan.

Emselex®/Enablex®

In 2003, Novartis Pharma AG (Novartis) acquired the Emselex®/Enablex® (darifenacin) product from Pfizer Inc. and the product was approved for sale in Europe and the United States in 2004. As the global sales of Emselex®/Enablex® were below the critical sales threshold for Novartis, the company decided to reduce its marketing and sales efforts in the majority of territories where the product was marketed. In 2010, Novartis divested the product rights for the United States to Warner Chilcott Plc. A key patent protecting Emselex®/Enablex® expires in August 2016, however, the Company also has a Supplementary Protection Certificate ("SPC") which is expected to provide an additional barrier to generic entrants until November 2019.

In July 2012, the Company acquired from Novartis, the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. Darifenacin is a muscarinic antagonist indicated for the treatment of overactive bladder with symptoms of urge urinary incontinence, urgency and frequency. The product’s specific mechanism of action is the blocking of the M3 muscarinic receptor, which is primarily responsible for bladder muscle contractions. As overactive bladder is a chronic condition, Emselex®/Enablex® is prescribed as a medication to be taken once daily and the extended release tablet format is produced in 7.5mg and 15mg dosage strengths.

As Merus has acquired the product rights in a number of European countries in which the product was not being actively marketed, we have entered into promotion and distribution agreements with local marketing and sales organizations with the goal of incrementally increasing sales in those regions.

During the transition of operations from Novartis, the Company entered into promotion and/or distribution agreements with selected partners in certain countries for the Emselex®/Enablex® product. The partner companies and corresponding territories are as follows:

•	POA Pharma Scandinavia AB (Nordic countries defined collectively as Denmark, Norway, Sweden, Finland, and Iceland);
•	Proximum d.o.o (Croatia);
•	SPCare Lda (Portugal);
•	NorrizonRx Sales and Marketing Group Inc. (Canada; promotion only)
•	Proksimum Pharma d.o.o. (Slovenia);
•	Merz Pharma (Schweiz) AG (Switzerland);
•	Arriani Pharmaceuticals SA (Greece; distribution only);
•	Vivax Pharmaceuticals s.r.o (Slovakia);
•	Eurocept B.V (Belgium); and
•	Ashfield In2Focus Limited (United Kingdom; promotion only).

Under the terms of the agreements, the partner companies have been granted exclusive rights to distribute, market, and sell Emselex®/Enablex® in their respective territories. Other than Switzerland and Canada, the territories covered by these distribution and promotion agreements did not have any substantial marketing and sales resources devoted to the product in recent years. Merus has entered into these promotion and distribution agreements with partner companies that have a wealth of knowledge and expertise in their local markets. Emselex®/Enablex® is a major growth driver for the Company and these collaborations will enable Merus to broaden its reach in countries which were previously underserved in terms of marketing and sales efforts.

During fiscal 2013, Merus also entered into an agreement with a European contract manufacturing group to manufacture Emselex®/Enablex® for sale and distribution in Europe and Canada. The operational phase of the manufacturing tech transfer began in May 2013. During the operational transition period Novartis will continue to manage the manufacturing of Emselex®/Enablex®.

Anticoagulants

Anticoagulants prevent stroke and systemic embolism in patients with Atrial Fibrillation. Atrial Fibrillation (AF) is the most common cardiac arrhythmia (heart rhythm disorder) and is associated with palpitations, chest pain, or congestive heart failure. Embolism refers to where a clot exists and breaks off and flows into the blood stream later clogging an artitery. Antigoagulants treat and prevent deep vein thrombosis (DVT) and pulmonary embolism (PE) and also prevent venous thromboembolic events (VTE) in patients who have undergone hip or knee replacement surgery.

•

Atrial Fibrillation: AF affects 1–2% of the population and likely to increase in the next 50 years. Prevalence of AF increases with age, from 0.5% at age 40-50, to 5–15% at age 80. Over 6 million Europeans suffer arrhythmia with prevalence estimated to double in the next 50 years

•	VTE: Approximately 1.1 million venous thromboembolic events occur each year across the EU encompassing: DVT events - 61% of total and PE events - 39% of total

When patients have AF the heart’s two upper chambers (atria) begin to quiver instead of beating effectively. As a result, blood isn’t pumped completely out of the atria and begins to pool and clot. The clot later leaves the heart via blood flow to the brain where it can lodge in a brain artery causing a stroke. It is estimated that 15% of strokes occur with patients with AF.

Global Industry Analysts Inc., one of the world’s largest market research publishers, projected that the global anticoagulants market will surpass $11.2Bn in the coming year, driven by an aging global population, rising incidence of cardiovascular diseases, cancers, and acute hip and knee complications, as well as emergence of innovative therapeutics targeting new and previously targeted clotting factors.

Anticoagulants are a rapidly evolving market for both legacy and emerging treatment regimes. Dominated by just two therapy classes – vitamin K antagonist and heparin injectables; the anticoagulants industry has come a long way since the 1990s, when advancements in thrombotic disease detection and increased physician awareness were major drivers for market growth. Market growth is currently led by the arrival of novel therapeutics as well as favorable demographic tailwinds. The United States and Europe dominate the global anticoagulants market, which is expected to grow dramatically as advanced therapeutics present brighter prospects for coagulation as well as patient management. While novel drugs are likely to impact the market sometime in near future, factors that already influence market prospects include increasing use of low molecular weight heparins, patient population (Baby Boomers reaching age of retirement), and additional indications for existing drugs. Future impact of anticoagulants is expected to mainly result from enormous patient potential. Among these, an aging population at growing risk of venous and arterial problems and patients on long-term anticoagulation would be the major influencers. Currently, the global anticoagulants market is led by vitamin K antagonist (VKA), unfractionated heparin and low molecular weight heparins (heparins). The injectable anticoagulants market has maintained a steady pace over the years with more number of patients receiving anticoagulation with one or more of the injectable therapies. From 2008 to Sept 2013 total European VKA sales have grown from $188MM to $225MM with Warfarin and Acenocoumarol as the only molecules representing annual growth in each respective year.

Sintrom®

In September 2014, the Company acquired from Novartis, in certain European countries, the rights to manufacture, market, and sell the branded prescription medicine product Sintrom® (acenocoumarol). Acenocoumarol is an anticoagulant indicated for the treatment and prevention of thromboembolic diseases. Sintrom® has been available in Europe for over 50 years and in calendar year 2013 the product had net sales of approximately US$28 million in the territories acquired.

Sintrom, is an anti-coagulant drug prescribed by physicians for the treatment and the prevention of clotting disorders like thromboembolism diseases, which obstruct the normal flow of blood in the blood vessels and can create serious health problems in the process. Sintrom may also be referred to as a blood thinner. Sintrom does not have the capacity to dissolve clots that have already formed in the blood vessels but rather is used as a preventative treatment. It functions as a vitamin K antagonist and the active ingredient is Acenocoumarol. Sintrom is sold as an oral tablet in 1mg and 2mg doses. Typically, adults are advised to take between 1 and 10 milligrams of the medication every day, depending on their blood test results.

Sintrom was approved in Europe in the early 1950’s and its patent expired in 1964. As a result, the product has not only been on the European market for over five decades but also faced generic competition over the same period. It is important to note that the product is not subject to intense competition from generics given the legacy nature of the product (effective and well known), its low price and strong market share. These key competitive features make the product uneconomical for new generic entries.

VKA’s represent a fraction of the price of NOAC’s. Within the VKA European market, Sintrom is priced in the mid-tier with the generic version of the drug representing the lowest price at almost half of Sintrom. It is important to note that generic versions of Sintrom are only available in four European countries; Netherlands, Poland, Romania and Hungary. From a competition perspective, the threat of generics remains low for several reasons: 1) Sintrom along with other VKA’s are legacy drugs and are priced to compete with generics providing an economic barrier; 2) Europe is highly fragmented with multiple local registration requirements for generics providing a political barrier; and 3) Sintrom has an established brand in these market and has increased sales in some countries despite presence of a generic.

Sintrom’s key competition in the Vitamin K antagonist (VKA) segment of the anticoagulant business is Warfarin and Marcoumar. Warfarin holds the largest market share and is sold in several different countries under different brand names. Warfarin is the chemical name for Coumadin and is manufactured as a generic by several different manufactures including Barr, Sandoz, Merck, Taro, and others. Warfarin is a direct competitor of Sintrom, but not a generic substitute because although similar, it is not the same molecule. The major difference between the above noted products is biological half-life (T or biological half-life is the time required for a organism to eliminate one-half of a substance which has been introduced into it). The key benefit of Sintrom is because it has a shorter biological half-life, doctors are able to adjust dosages in the short term and can more readily apply an antidote. Both Warfarin and Marcoumar have a longer life and thus provide more constant long term plasma levels.

New Oral Anti-Coagulants (NOAC’s) such as Pradaxa (Boehringer Ingelheim), Xarelto (Bayer) and Eliquis (Apixaban) have obtained EMA approval in 2011/2012 with patent expiry in 2020/2023. These products are the “next generation” of anti-coagulants and have many benefits over legacy anti-coagulants such as VKA’s and as a result many international guidelines recommend NOAC as the preferred option. However, VKAs in some countries are still the preferred option due to local guidelines, broad physician experience, and low price (NOAC's can be up to 50 times more expensive). NOAC’s are superior to VKA’s in terms of safety, efficacy and therapeutic window and for this reason have received much attention since their introduction. However, these drugs exhibit one key issue – in emergency bleeds or surgery, physicians are unable to medically administer an antidote unlike VKA’s. Furthermore, given NOAC’s do not require the same level of monitoring, VKA’s provide physicians with greater oversight over patient progress prompting emergency avoidance. Lastly, doctors have been using VKA’s for decades and as a result are comfortable with dosing, monitoring procedures and reversals vs NOAC’s.

Sintrom will be sold predominantly through distributors with whom Merus already has established relationships. Sintrom will be sold by the distributors to wholesalers and pharmacy networks.

Sintrom will continue to be manufactured by Novartis and its contract organizations for a period of time in order to allow Merus to transition the product manufacturing to a contract manufacturer and obtain the related approvals. The transition to a third party manufacturer is expected to provide additional cost savings. Given the legacy nature of the drug and the relatively straight forward production process, sourcing a contract manufacturer is not expected to be an issue. The Company may leverage the relationships established for third-party manufacturing and related consulting for Enablex when it was acquired from Novartis.

The Company funded the Sintrom® acquisition with cash on hand (from operations and equity financings), the issuance of preferred shares, and a debt facility provided to Merus by a syndicate of lenders which also refinanced the Company’s existing debt. Pursuant to the acquisition, Merus in-licensed the Sintrom®  trademark, certain related intellectual property, and acquired other information and materials required to continue commercializing the brand in the territories acquired.

Anti-infectives

The global market for anti-infective drugs, which mainly includes antibacterials, antivirals, antifungals, and vaccines, is projected to exceed $103 billion by the year 2015, according to a published report. Antibacterials represent the largest segment of the anti-infectives market globally. The competitive landscape remains highly fragmented, however Merck and GSK are market leaders in the category.

Vancocin

In May 2011, Old Merus acquired Vancocin (vancomycin hydrochloride) capsules from Iroko International LP. a subsidiary of Iroko Pharmaceuticals, LLC. According to IMS Canada, Vancocin® 125mg and 250mg capsules had combined total sales of approximately $7.8 million in 2010.

Vancomycin was first isolated by Eli Lilly. The original indication for vancomycin was for the treatment of penicillin-resistant staphylococcus aureus. One advantage that was quickly apparent is that staphylococci did not develop significant resistance despite serial passage in culture media containing vancomycin. The rapid development of penicillin resistance by staphylococci led to the compounds being fast-tracked for approval by the US Food and Drug Administration (“FDA”). Eli Lilly first marketed vancomycin hydrochloride under the trade name Vancocin. Vancocin is a powerful antibiotic used to treat a life-threatening disease resulting from the infection of Clostridium Difficile (“C. Difficile”).

C. Difficile is on the increase with higher mortality and severity. Due to the nature of the disease, intravenous (systemic) solutions are regarded as ineffective. To be effective against C. Difficile, drugs must act locally on the flora of the gastro intestinal track. Intravenous solutions by definition do not act locally.

Clinical Practice Guidelines (Clinical Practice Guidelines for Clostridium difficile Infection in Adults: 2010 Update by the Society for Healthcare Epidemiology of America (SHEA) and the Infectious Diseases Society of America (IDSA)) state that oral Vancocin should be used as first line therapy in severe cases of C. Difficile. The guidelines state that vancomycin is the drug of choice for an initial episode of severe C. Difficile. The dosage is 125 mg orally four times per day for 10–14 days. Vancomycin administered orally (and per rectum, if ileus is present) is the regimen of choice for the treatment of severe, complicated C. Difficile.

Product Divestiture - Factive

FACTIVE® (Gemifloxacin Mesylate tablets) is the only FDA-approved quinolone with 5-day oral dosing indicated for the treatment of both acute bacterial exacerbation of chronic bronchitis and mild to moderate community-acquired pneumonia. The Company had acquired the rights from Cornerstone Therapeutics Inc. (“Cornerstone”) in March 2012.

On August 26, 2013, Merus divested the North American product rights for FACTIVE®, which comprised the license to the FACTIVE® trademark and patent, inventory on hand, and certain related intellectual property and other information and materials required to continue marketing the brand in the North American market. Despite acquiring the product for a relatively low valuation, the inherent challenges and need for additional investment led management to the decision to divest the product.

Changes in the Competitive Landscape

Vancocin

In December 2011, Health Canada granted a notice of compliance (“NOC”) to Pharmaceutical Partners of Canada Inc. (“PPC”), which grants PPC the authority to market their generic version of Vancocin capsules in the Canadian market. In July 2012, PPC confirmed its intentions to market a generic vancomycin capsule product and in November 2012 gained reimbursement listing status in a number of provinces. The entry of this generic product as well as subsequent generic entrants has had a material adverse effect on the sales of Merus’ branded Vancocin capsules and other existing and future market entrants may also have a material adverse effect on sales.

In June 2012, Optimer Pharmaceuticals, Inc. (“Optimer”) received approval from Health Canada for its product DIFICID®. DIFICID® is another method for the treatment of Clostridium Difficile (“C. Difficile”) infection. Optimer asserts that DIFICID® has a lower recurrence rate than Vancocin®. However, DIFICID® is currently being sold in Canada at a much higher price than that of Oral Vancocin. If Optimer is able to demonstrate that DIFICID® is preferable to Vancocin®, the business of Merus would be adversely affected.

Enablex

In June 2014, Merus received notification from Apotex Inc. (“Apotex”) that it has filed with Health Canada an Abbreviated New Drug Submission (“ANDS”) seeking market approval for a generic version of Enablex® (darifenacin hydrobromide tablets) for the Canadian marketplace. In connection with this filing, we received Notices of Allegation (“NOAs”) from Apotex against our Enablex® patents listed on the Canadian patent register which expire in August of 2016 and beyond. The NOAs were issued under the Canada Patented Medicines (Notice of Compliance) Regulations (the “Regulations”). Enablex® is currently protected in Canada by three issued patents listed on the Canadian patent register. Merus intends to vigorously defend the Enablex® intellectual property rights and pursue all available legal and regulatory pathways in defense of the product. Under the Regulations, Merus is entitled to apply to Federal Court for an order preventing Health Canada from granting market authorization to Apotex in respect of the ANDS until after the expiration of the applicable patents. If the Federal Court were to decide in favour of Merus in such an action, Health Canada would be prohibited from granting market authorization to Apotex until Merus’ patents listed on the patent register expire. If Apotex is successful in obtaining a Notice of Compliance from Health Canada prior to the anticipated expiry of our patents, then we may experience generic competition for our Enablex® product earlier than originally anticipated with the result that our revenues from our Enablex® product may be less than anticipated due to a combination of (i) decreased pricing, and (ii) reduced market share resulting from generic competition.

During the last year, the Company was informed by the German Federal Joint Committee (G-BA), responsible for directives on drug reimbursement policy, that in Germany there is a plan to introduce a single reimbursement class for all anticholinergic-based OAB products in the market. This new classification would effectively set a maximum reimbursable price for public payors. The Committee has invited Merus to provide a rationale for Enablex (Darifenacin) being excluded from the class, which the Company has done. The process of assessing arguments for exclusion from the class, the determination of a reimbursement price for the class, and that price becoming effective could take up to a year or more. If Darifenacin is not excluded from the class and is subject to a maximum reimbursement price, there may be a material adverse effect on sales.

Arbitration Proceeding

The Company has received notice of a request for arbitration from the original owner of the Company’s former Factive® product. The request for arbitration is based on the original license agreement entered into by the original owner and Cornerstone Therapeutics, Inc. (now Chiesi USA, Inc.). The request for arbitration names the Company as a respondent together with Cornerstone and Vansen Pharma, Inc. The request for arbitration includes the allegation that Cornerstone did not have the legal right to transfer the Factive® product to the Company. The original owner is seeking an award for damages relating to an alleged breach of contract, as well of disgorgement of revenues and other benefits derived by the Company from sales of Factive®. The Company denies any liability to the original owner.

RESULTS OF OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 2014 AND 2013

For the year ended September 30, 2014, the Company incurred a net loss of $8,061,698 ($0.15 per share), compared to a net loss of $3,102,129 ($0.09 per share) for the prior year. EBITDA for the year ended September 30, 2014 was $13,143,414, compared to EBITDA for the prior year of $15,547,484. Adjusted EBITDA, which adds back non-cash stock based compensation, foreign exchange, investment expenses and acquisition costs, was $13,344,775 for the year ended September 30, 2014, compared to $19,365,502 for the prior year. Included in the current year results is an impairment charge related to the Vancocin product rights. Please note that the results below relate to continuing operations, unless otherwise noted.

Revenues and Gross Margin

Revenues were $26,151,440 for the year ended September 30, 2014 compared to revenues of $28,385,968 for the year ended September 30, 2013. All revenues in fiscal 2013 were attributable to sales of Vancocin and Enablex. Sales attributed to Factive during fiscal 2013 are reflected under income from discontinued operations.

Gross margin for the year ended September 30, 2014 was $21,657,671 (83%) compared to gross margin of $25,934,777 (91%) for the year ended September 30, 2013. The lower margin as a percentage of revenue in the current year is primarily a result of recording Enablex sales on a gross basis for all of fiscal 2014 whereas Enablex revenues were reported partially on a net basis in fiscal 2013, as discussed below.

Revenues attributable to Enablex for the year ended September 30, 2014 were $20,699,916. Revenues from Enablex for the prior year ended September 30, 2013, recorded partially on a net basis, were $22,234,391. Until the beginning of the third quarter of 2013, the Company recorded revenues in the statements of operations relating to Enablex on a net basis whereby revenues net of cost of goods and marketing and selling expenses are recorded due to a period of transition under the Novartis Acquisition Agreement whereby Novartis continued to provide certain sales and distribution functions while the parties worked through the process of transferring the necessary marketing authorizations. The Company has now transferred all marketing authorizations in the territories in which it operates. Until the marketing authorizations transferred, the Company was reporting revenues from Enablex on a net basis, equal to the net compensation it received from Novartis. Had the Company reported Enablex on a gross basis for the entire of fiscal 2013, revenues for the year ended September 30, 2013 for Enablex would have been $26,494,618 and cost of goods sold and sales and marketing expenses would have been higher by $3,471,668 and $788,559, respectively. EBITDA would be unchanged.

Enablex revenue for fiscal 2014 was impacted quite significantly by changes in supply chain inventory levels and the timing of orders from customers. At the end of fiscal 2013, two large customers placed higher than usual orders to stock up with new product after the transfer of the marketing authorizations.

This resulted in higher than expected revenue in the fourth quarter of fiscal 2013 and lower than expected revenue in the first quarter of fiscal 2014. In addition, due to the expiration of a significant marketing and promotion agreement in Germany at the end of 2014, there were lower than expected orders in the fourth quarter of fiscal 2014 as the marketing partner reduced its stocks in anticipation of the agreement termination. As the Company typically records revenue as goods are delivered to the customer (i.e. wholesalers, distributors), timing of orders directly affects revenue recognition. Since in-market sales have remained constant, management is confident that the revenue fluctuations are not indicative of a change in demand for the product.

Revenues attributable to Vancocin were $4,444,081 for the year ended September 30, 2014, compared to $6,151,577 for the year ended September 30, 2013. The decrease in revenue from this product in the current fiscal year was primarily due to the entry of a second generic Vancomycin which began to impact the market during the third quarter of fiscal 2014. The Company is evaluating its strategy to maintain market share and maximize returns.

The Company acquired Sintrom effective September 8, 2014, and as such, recorded the net revenue from this product from the date of acquisition through September 30, 2014. Sintrom net revenue from the date of acquisition to September 30, 2014 was $1,007,443. Similar to the arrangement with Enablex between Merus and Novartis as discussed above, revenues for Sintrom have been recorded on a net basis during the year-ended September 30, 2014. Had the Company reported revenues for Sintrom on a gross basis for fiscal year 2014, revenues would have been $1,965,995 and cost of goods sold would have been higher by $958,552. EBITDA would be unchanged.

Sales and Marketing Expense

The Company incurred sales and marketing expenses of $2,933,340 for the year ended September 30, 2014, compared to $1,165,353 for the year ended September 30, 2013. Had sales and marketing expenses not been netted against revenue for the year ended September 30, 2013, total marketing expenses would have been reported as $1,953,512. The increase in these costs in the current year is due to increased investment in marketing and promotion for Enablex, specifically in territories not previously addressed such as the UK.

General and Administrative Expense

General and administrative expenses for the year ended September 30, 2014 were $6,631,140, compared to $6,396,971 for the year ended September 30, 2013. Excluding the impact of non-cash share based compensation, general and administrative expenses in the current year decreased by $24,366 compared to the previous year. The nominal decrease is due to higher operational expenses as a result of the operations of Enablex being transferred to Merus and the strengthening of the Euro and US dollar against the Canadian dollar, offset by the lack of one-time cost associated with the transfer marketing authorizations in the prior year and the optimization of certain costs in the current year.

Amortization of Intangible Assets and Impairment Charge

The year ended September 30, 2014 included amortization expense of $12,983,584, compared to $11,254,497 for the year ended September 30, 2013. The increase in amortization is partly due to amortization for a partial month of Sintrom, as well as higher foreign exchange rates in 2014.

An impairment charge of $4,212,441 was recognized for the year ended September 30, 2014 in relation to the Company’s Vancocin product rights. The impairment charge is related to increased competition due to the entry of second generic during the third quarter of the fiscal year and the approval of a third generic vancomycin expected to enter during fiscal year 2015. Management assessed the recoverable amount of the Vancocin cash-generating unit (“CGU”) to be less than its carrying amount based on a discounted cash flow analysis. Management determined no evidence of impairment existed for its other CGU's at September 30, 2014.

Interest Expense, Investment Income, and Foreign Exchange Gains and Losses

Interest expense of $3,468,940 was incurred during the year ended September 30, 2014, compared to $5,462,466 for the year ended September 30, 2013. The lower interest charges are primarily related to the fact that the Company refinanced its debt near the end of fiscal 2013, resulting in a considerably lower rate, as well as a lower overall principal amount as a result of repayments on the debt during fiscal 2014. Investment expense for the year ended September 30, 2104 was $131,663, related to the write-down of the loan receivable and share compensation received from Vansen on the sale of Factive. Management had previously recorded the loan and shares at a discounted value and given the deterioration of conditions, have determined it should be fully impaired. During the year ended September 30, 2013, the Company recognized impairment charges of $1,262,000 on a privately held investment. The impairment charges were based on new information regarding the financial condition of the respective investee company. The private company investment was a legacy investment made prior to the Company's amalgamation with Old Merus and is not a component of the Company’s core business.

Foreign exchange gains of $1,181,886 were recorded in the year ended September 30, 2014, primarily in relation to US dollar conversions at favourable rates in anticipation of the acquisition of Sintrom. Foreign currency movements in general were more favourable to the Company in the current fiscal year as compared to the prior year. Foreign exchange losses of $1,608,563 were recorded in the year ended September 30, 2013 related primarily to US denominated debt incurred in connection with the acquisition of Enablex.

Discontinued Operations

Discontinued operations in fiscal 2013 were attributable to operations of Factive. Loss from discontinued operations was $1,372,306 for the year ended September 30, 2013 which included a loss on disposal of discontinued operations, net of income taxes, of $522,271 in fiscal 2013 which was attributable to the sale of Factive rights and inventory.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

For the three month period ended September 30, 2014 and 2013, the Company incurred a net loss of $4,549,086 ($0.06 per share) and net earnings of $516,470 ($0.02 per share), respectively. Excluding the impairment charge recorded in the period, the net loss for the fourth quarter was $336,645. EBITDA for the three month period ended September 30, 2014 was $4,780,915, compared to EBITDA for the prior year period of $5,612,068.

Revenues and Gross Margin

Revenues and gross margins for the three months ended September 30, 2014 were $6,019,024 and $5,086,834 respectively, compared to $9,133,536 and $7,620,403 for the same period in 2013. Gross margins increased from 83% in the last quarter of fiscal 2013 to 85% in the current period, primarily due to additional revenue from Sintrom, which was recorded on a net basis.

The decrease in revenue is due to multiple factors, the most significant of which is the transition to the second phase of the Enablex operational transfer whereby in the 2013 fourth quarter, the Company experienced higher than normal orders as several customers ordered large quantities of product. Conversely, in the current year fourth quarter, orders were lower than expected due to the expiration of a significant marketing agreement in Germany, our largest market. The Company considers these to be anomalies in ordering patterns and not indicative of an underlying issue with the product, as in-market sales have remained relatively constant over the past 12 months.

Vancocin revenues for the three months ended September 30, 2014 were $882,204, compared to $1,358,062 for the same period in 2013. The decrease in revenue from this product in the current fiscal year was primarily due to the entry of a second generic vancomycin which began to have an impact on sales of the Company's branded product during the latter half of fiscal 2014.

Sales and Marketing Expense

The Company incurred sales and marketing expenses of $614,698 for the three months ended September 30, 2014, compared to $566,480 for the three months ended September 30, 2013. Had sales and marketing expenses not been netted against revenue for the three months ended September 30, 2013, total marketing expenses would have been reported as $575,755. The increase in these costs in the current year is due to increased investment in marketing and promotion for Enablex, specifically in territories not previously addressed such as the UK.

General and Administrative Expense

General and administrative expenses for the three months ended September 30, 2014 were $1,198,346, compared to $1,763,193 for the three months ended September 30, 2013. Excluding the impact of non-cash share based compensation, general and administrative expenses in the current year decreased by $580,162 compared to the previous year. The decrease in general and administrative expenses were primarily related to the capitalization of certain costs related to the manufacturing technology transfer for Enablex. The Company also incurred higher than normal legal and professional fees in the three months ended September 30, 2013 in connection with financing and other corporate initiatives.

Amortization of Intangible Assets and Impairment Charge

The three month period ended September 30, 2014 included amortization expense of $3,792,420 related to Sintrom and Vancocin product rights and Enablex product rights and patents. During the three month period ended September 30, 2013, the Company recorded amortization of $2,913,171 for the comparative period. Amortization expense was higher in the current period due to the inclusion of Sintrom, which the Company did not own in the prior year, and the strengthening of the Euro against the Canadian dollar.

For the three months ended September 30, 2014, the Company recognized impairment charges of $4,412,441, relating to Vancocin product rights. There was no impairment charge for the three months ended September 30, 2013.

Interest Expense and Foreign Exchange Gains

Interest expense for the three months ended September 30, 2014 was $1,192,304 compared to $1,957,430 in the prior year period. The lower interest expense was due to a lower average principal balance outstanding in the last quarter of fiscal 2014 compared to 2013, as well as a lower average interest rate for the current period. The Company refinanced its long-term debt in the fourth quarter of 2013 which significantly reduced interest expenses going forward.

Foreign exchange gains of $1,630,839 were recorded in the three months ended September 30, 2014, compared to gains of $285,907 in the same period last year. The current year gains were mainly attributable to appreciation in the US dollars held for the Company's Sintrom acquisition, whereas in the prior year, gains were mainly in relation to US dollar denominated debt incurred in connection with the acquisition of Enablex. The Company took advantage of a strengthening of the Canadian dollar to lock in gains in both periods.

Income Taxes

Income tax expense for the three months ended September 30, 2014 was $132,482 compared to an income tax expense of $224,126 in the prior year comparative period. The higher prior year amount was primarily related to a one-time true-up for taxes in the European entities.

Discontinued Operations

The Company sold the product rights to Factive in the fourth quarter of fiscal 2013, thus results from this line of business are presented as discontinued operations. Losses from discontinued operations for the three months ended September 30, 2013 was $569,626, primarily as a result from a loss on disposition of the asset.

RESULTS OF OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 2013 AND 2012

For the year ended September 30, 2013, the Company incurred a net loss of $3,102,129 ($0.09 per share), compared to a net loss of $20,720,548 ($0.90 per share) for the year ended September 30, 2012. EBITDA for the year ended September 30, 2013 was $15,547,484, compared to EBITDA for the prior year of $4,986,741. Prior year figures reflect operations of Enablex from the date of acquisition (July 11, 2012) as the product was acquired in the fourth quarter of fiscal 2012. In addition, the Company recognized impairment charges of $22,208,721 in fiscal 2012, primarily relating to goodwill generated on the amalgamation with Old Merus. Please note that the results below relate to continuing operations, unless otherwise noted.

Revenues and Gross Margin

Revenues were $28,385,968 for the year ended September 30, 2013 compared to revenues of $9,257,843 for the year ended September 30, 2012. All revenues in fiscal 2012 were attributable to sales of Vancocin and Enablex. Sales attributed to Factive during fiscal 2013 and fiscal 2012 are reflected under income from discontinued operations.

Gross margin for the year ended September 30, 2013 was $25,934,777 (91%) compared to gross margin of $8,390,720 (91%) for the year ended September 30, 2012. The Company expected that gross margin as a percentage of revenues would decline in 2013 as the Company continued the shift to reporting revenues from Enablex on a gross basis, rather than on a net basis, as discussed below.

Revenues attributable to Enablex for the year ended September 30, 2013, recorded partially on a net basis, were $22,234,391, after deducting costs of goods sold and marketing costs. Revenues from Enablex for the prior year ended September 30, 2012, which reflected revenues from the date of acquisition (July 11, 2012) through September 30, 2012 calculated entirely on a net basis, were $2,351,911. Until the beginning of the third quarter of 2013, the Company recorded revenues in the statements of operations relating to Enablex on a net basis whereby revenues net of cost of goods and marketing and selling expenses are recorded due to a period of transition under the Novartis Acquisition Agreement whereby Novartis continued to provide certain sales and distribution functions while the parties worked through the process of transferring the necessary marketing authorizations. Beginning in the third quarter of fiscal 2013, revenues and costs of goods, along with marketing expenses, were reported on a gross basis within the financial statements. Had the Company reported Enablex on a gross basis for the entire year, revenues for the year ended September 30, 2013 for in-market net sales for Enablex would have been $26,494,618 and cost of goods sold and sales and marketing expenses would have been higher by $3,471,668 and $788,559, respectively. EBITDA would have been unchanged.

Revenues attributable to Vancocin were $6,151,577 for the year ended September 30, 2013, compared to $6,905,932 for the year ended September 30, 2012. For the comparative year ended September 30, 2012, net sales on a pro-forma basis, which reflect the net sales of Vancocin if the Company had acquired Old Merus as of October 1, 2011, were $9,389,108. The decrease in revenue from this product in the current fiscal year was primarily due to the entry of a generic Vancomycin which received reimbursement status in several provinces during the Company's fiscal 2013 first quarter.

Sales and Marketing Expense

The Company incurred sales and marketing expenses of $1,165,353 for the year ended September 30, 2013, compared to $281,272 for the year ended September 30, 2012. The increase in sales and marketing costs in fiscal 2013 was due to expenses for Enablex which are now being incurred directly rather than netted against revenue, as was the case while the Company completed its transition stage during which Novartis was manufacturing, distributing, and promoting the product.

General and Administrative Expense

General and administrative expenses for the year ended September 30, 2013 were $6,396,971, compared to $4,896,095 for the year ended September 30, 2012. Excluding the impact of non-cash share based compensation, general and administrative expenses in fiscal 2013 increased by $2,722,248 compared to the previous year. This was due primarily to an increase in general and administrative expenses from active operations as a specialty pharmaceutical company as well as increased costs associated with a full year of operations of Enablex in fiscal 2013. The addition of this product in late fiscal 2012 led to additional overhead expenses relating to establishing operations in Europe.

Acquisition costs of $nil were incurred for the year ended September 30, 2013 and $518,819 for the year ended September 30, 2012. The costs in fiscal 2012 related primarily to the amalgamation of Old Merus and Envoy. While acquisition costs related to the amalgamation are not expected to recur, there may be acquisition costs going forward related to the acquisition of new products and revenue streams.

Amortization of Intangible Assets and Impairment Charge

The year ended September 30, 2013 included amortization expense of $11,254,497 related to Vancocin product rights and Enablex product rights and patents. During the year ended September 30, 2012, the Company owned Enablex for less than three months and Vancocin for approximately nine months, resulting in lower amortization of just $3,855,604 for the fiscal 2012 period.

An impairment charge of $22,208,721 was recognized for the year ended September 30, 2012 in relation to the Company’s Vancocin and wound care products and associated goodwill. $5,532,624 of the charge related to the Vancocin and wound care product intangible assets. In connection with the impairment of the Vancocin product rights, management also tested the Company’s goodwill for impairment. The recoverable amount of the cash-generating unit (“CGU”) to which goodwill had been allocated was assessed to be less than its carrying amount. Based on this analysis, the carrying amount of goodwill was reduced to its recoverable amount through recognition of an impairment charge of $16,676,097 against the goodwill. Management determined no evidence of additional impairment existed at September 30, 2013.

Interest Expense, Investment Income, and Foreign Exchange Gains and Losses

Interest expense of $5,462,466 was incurred during the year ended September 30, 2013, primarily as a result of the credit facility entered into with PDL BioPharma, Inc. in connection with the acquisition of Enablex, which was not in place for most of the comparative period, resulting in a lower amount of $1,466,151 of interest expense for fiscal 2012. As the underlying debt was refinanced late in fiscal 2013, management expects these costs to be considerably lower going forward.

During the year ended September 30, 2013, the Company recognized impairment charges of $1,262,000 on its privately held investment. The impairment charges were based on new information regarding the financial condition of the respective investee company. The private company investment is a legacy investment made prior to the Company's amalgamation with Old Merus and is not a component of the Company’s core business.

Foreign exchange losses of $1,608,563 were recorded in the year ended September 30, 2013 primarily in relation to US dollar denominated debt incurred in connection with the acquisition of Enablex. The Company had a higher amount of US dollar denominated debt during most of the year ended September 30, 2012, and a strengthening of the Canadian dollar late in fiscal 2012 contributed to a gain on foreign exchange of $1,825,206 for that period.

Discontinued Operations

Discontinued operations in fiscal 2013 and 2012 were attributable to operations of Factive. Loss from discontinued operations was $850,035 for the year ended September 30, 2013 compared to income of $219,444 for the prior year. The Company recorded a loss on disposal of discontinued operations, net of income taxes, of $522,271 in fiscal 2013 which was attributable to the sale of Factive rights and inventory.

SUMMARY OF QUARTERLY RESULTS

Prior period financial results

The Company divested of its Factive product in fiscal 2013 and, as such, results of this business have been reflected as discontinued operations.

Seasonality

Merus’ Vancocin® and Enablex product lines are generally not susceptible to fluctuations as a result of seasonal variations. Historic revenues have not indicated that either product will have seasonal variations which would materially impact revenue.

	Q4 2014	Q3 2014	Q2 2014	Q1 2014

Revenues	$6.02 million	$7.18 million	$6.69 million	$6.26 million
Gross margin	$5.09 million	$5.82 million	$5.48 million	$5.27 million

Net loss:
From continuing operations	($4.55) million	($0.17) million	($1.45) million	($1.89) million
Including discontinued operations	($4.55) million	($0.17) million	($1.45) million	($1.89) million
Net loss per share:
From continuing operations:
Basic	($0.06)	($0.00)	($0.04)	($0.05)
Diluted	($0.06)	($0.00)	($0.04)	($0.05)
Including discontinued operations:
Basic	($0.06)	($0.00)	($0.04)	($0.05)
Diluted	($0.06)	($0.00)	($0.04)	($0.05)

EBITDA[1]	$4.78 million	$3.76 million	$2.52 million	$2.07 million

1EBITDA – Non-IFRS Financial Measures - see definition under "Overall Performance"

	Q4 2013	Q3 2013	Q2 2013	Q1 2013

Revenues	$9.13 million	$7.51 million	$5.46 million	$6.28 million
Gross margin	$7.62 million	$7.07 million	$5.20 million	$6.05 million

Net income (loss):
From continuing operations	$0.51 million	($0.11) million	($2.26) million	$0.13 million
Including discontinued operations	($0.05) million	($1.05) million	($2.30) million	$0.30 million
Net income (loss) per share:
From continuing operations:
Basic	$0.02	($0.00)	($0.07)	$0.00
Diluted	$0.02	($0.00)	($0.07)	$0.00
Including discontinued operations:
Basic	($0.00)	($0.03)	($0.07)	$0.01
Diluted	($0.00)	($0.03)	($0.07)	$0.01

EBITDA	$5.61 million	$3.86 million	$1.84 million	$4.23 million

LIQUIDITY AND CAPITAL RESOURCES

The Company currently manages its capital structure and makes adjustments to it, based on cash resources expected to be available to the Company, in order to support its future business plans. As at September 30, 2014, excluding provisions and obligations related to long term debt the Company had working capital of $16,274,224 compared to $11,928,225 at September 30, 2013. The increase in working capital was due to cash generated from operations, as well as the cash raised during several financings in fiscal 2014, offset by scheduled repayments against the credit facility.

The Company’s plan of operations in the next twelve months is to satisfy short-term debt obligations, while strategically looking for new acquisitions. The Company completed four financings during the past fiscal year, including two bought deal prospectus offerings, a preferred share financing and an acquisition involving cash. The Company used the majority of these funds, along with additional debt financing primarily for its acquisition of Sintrom in September 2014. The Company may raise additional financing, if required, to pursue the acquisition of other pharmaceutical products. Management reviews the capital management approach on an ongoing basis and believes that this approach is reasonable given the current state of financial markets. In the case of uncertainty over the ability to raise funds in current or future economic conditions, the Company would manage capital by minimizing ongoing expenses.

Cash provided by continuing operations of the Company was $12,762,554 for the year ended September 30, 2014, compared to $11,464,696 for the year ended September 30, 2013. The increase in cash from operations in the current period is primarily a result of optimizing working capital and reduced interest expense.

Cash provided by financing activities for the year ended September 30, 2014 was $108,807,923, consisting of approximately $61 million in net proceeds from equity financings, along with approximately $48 million of new debt. In the prior year period, cash used by financing activities was $10,472,891, most of which related to scheduled repayments on the credit facility, offset by a $4 million private placement.

Cash used by investing activities was $115,296,277 for the year ended September 30, 2014 compared to $2,117,506 provided by investing activities in the prior year. Cash used during the current period related primarily to the acquisition of Sintrom. Cash provided by investing activities in the prior year was related to proceeds received on the sale of Factive.

Bought deal equity financings

On March 25, 2014, the Company closed a prospectus offering of 11,765,000 shares at a price of $1.70 per share for gross proceeds of $20,000,500. Additionally, on March 31, 2014, the underwriters exercised their over-allotment option on the offering, resulting in an additional issuance of 1,764,750 shares for gross proceeds of $3,000,075. Proceeds were used for future acquisitions and general corporate purposes. Costs of the offering were approximately $1,416,000.

On June 19, 2014, the Company closed a prospectus offering of 18,400,000 shares, including the underwriter over-allotment option, at a price of $1.70 per share for gross proceeds of $31,280,000. Proceeds were used for acquisitions and general corporate purposes. Costs of the offering were approximately $2,017,000.

Preferred Shares

On July 11, 2014, the Company completed the private placement issuance of $10 million of Series A convertible preferred shares (“Series A Preferred Shares”) to a large Canadian institutional investor. In aggregate, the Company issued 10,000 Series A Preferred Shares at a price of $1,000 per share for total gross proceeds of $10 million. The $10 million Series A Preferred Shares will pay a dividend of 8% per annum, subject to adjustment if the Company does not redeem after October 31, 2019. At any time at the option of the holder, the Series A Preferred Shares may be converted into the Company's common shares at a conversion price of $2.20 per share, provided that accrued but unpaid dividends may be paid at cash or by the issuance of additional shares at the option of the holder. Any additional shares issued on account of accrued but unpaid dividends will be issued at a conversion price that is equal to the greater of (i) $2.20 per share, and (ii) the market value of the Company’s common shares at the time of the conversion. The Series A Preferred Shares are redeemable at the option of the Company at any time after October 31, 2019. The Series A Preferred Shares are also redeemable by the Company at any time in the event of a change of control subject to payment of a change of control premium.

Conversion of Convertible Debentures

On July 17, 2014, the Company exercised its right to convert the $10 million unsecured convertible debentures issued to a large Canadian institutional investor in September 2013 into common shares of the Company. The Company exercised its right based on the closing price of the Company’s common shares having equaled or exceeded $2.30 per share for the 20 consecutive trading days ended July 14, 2014. The principal value of the debentures were convertible at a fixed price of $1.50 per share, with accrued interest convertible at the weighted average price for the 5 days prior to conversion. In aggregate, the Company issued 6,677,918 common shares to convert the outstanding $10 million principal amount plus accrued but unpaid interest.

Financing Acquisition Transaction

On August 14, 2014, the Company completed a definitive acquisition agreement with Dacha Strategic Metals Inc. ("Dacha") (TSXV:DSM) pursuant to which Dacha finalized its previously announced aggregate investment of at least $11 million in Merus. Dacha purchased $5 million of Merus Shares at a price of $1.70 per share as part of the Merus bought deal financing completed on June 19, 2014. The acquisition agreement provided that Dacha convert its liquid assets into cash and cash equivalents and contribute the proceeds to a new subsidiary. The subsidiary was to consist of only cash and no other assets or liabilities when acquired by Merus. The purchase price was equal to the total value of the cash held by the newly incorporated subsidiary, being $6,975,001 and was paid for by the issuance to Dacha of the Company's common shares valued at $1.70 per share, subject to certain purchase price adjustments.

COMMITMENTS

(a)	Operating lease commitments

The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

September 30, 2014
Less than 1 year	$114,295
1 to 2 years	105,576
2 to 3 years	105,576
3 to 4 years	26,394
4 to 5 years	-
Thereafter	-
Total	$351,841

(b)	Liability settlement

The table below analyzes the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

At September 30, 2014	Total	1 year	2 years	3 years	Thereafter
Debt	$80,000,000	$16,000,000	$16,000,000	$16,000,000	$32,000,000
Accounts payable and accrued liabilities	4,169,095	4,169,095	-	-	-
Income taxes payable	997,102	997,102	-	-	-
Total	$85,166,197	$21,166,197	$16,000,000	$16,000,000	$32,000,000

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

At September 30, 2014, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Year ended September 30
	2014	2013

Salaries	$1,440,910	$1,627,662
Share based compensation	1,251,584	993,049
	$2,692,494	$2,620,711

CHANGES IN CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting policies

The following are the changes in the Company’s critical accounting policies during the year:

Revenue recognition and estimated product returns

Revenue from product sales, including shipments to distributors, is recognized when the Company has transferred to the customer the significant risks and benefits of ownership or future obligations with respect to the product, it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be measured reliably. Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances.

In connection with its acquisition of Sintrom, the Company entered into a transition services and supply agreement with the vendor (Novartis Pharma AG, or “Novartis”) to facilitate the seamless and efficient transfer of the product to the Company. The agreement required that Novartis continue to manufacture, distribute, and promote the product until the Company obtained the necessary marketing authorizations to allow it to take over these functions as principal. Novartis provided the Company with a monthly reconciliation of revenues, cost of goods, and marketing and selling expenses for which the Company then billed Novartis for the net amount receivable. The Company relied on the financial information provided by Novartis to estimate the amounts due under this agreement. Based on the terms of this arrangement and the guidance per IAS 18 regarding agency relationships, for the period of this arrangement the Company recorded revenues relating to Sintrom on a net basis in the statement of operations, net of cost of goods and marketing and selling expenses.

The Company also entered into a transition services and supply agreement with Novartis, as described above, in connection with its acquisition of Enablex. During April and May 2013, substantially all marketing authorizations for Enablex were transferred and the Company began selling directly to third parties, incurred the inventory and credit risk and took over all other responsibilities for purchase and sale of the product. As a result, management determined the Company was acting as the principal in the sales of Enablex as opposed to an agent. As such, revenues for sales of Enablex made by the Company acting as principal were accounted for on a gross basis, in the same manner as its other products as described above.

The Company’s return policy is limited to damaged or expired product. The return allowance is determined based on analysis of the historical rate of returns and current market conditions, which is applied directly against sales.

Critical judgements

The following are the critical judgements, apart from those involving estimations (see below), that have been made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements.

Acquisition accounting

Management exercised judgement in determining that the product acquisitions of Sintrom and Enablex were asset acquisitions, and that the acquisition of Factive was a business combination accounted for under the acquisition method of accounting. Management considered the guidance and definitions per IFRS 3 in making these determinations. These transactions have been recorded in the consolidated financial statements based on management’s assessment of fair value for the acquired assets and liabilities.

Functional currency

Management has exercised judgement in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators as provided by IAS 21 – The effects of changes in foreign exchange rates. The consolidated financial statements of the Company are presented in Canadian dollars (“CAD”), which is the parent Company’s functional and presentation currency.

Use of estimates

In preparation of the Company’s consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amount of assets, liabilities, and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates used in the Company’s consolidated financial statements and such differences could be material. Significant estimates include:

•	the allowance for inventory obsolescence;
•	estimate for product returns;
•	allocation of the purchase price and estimates of fair value for the acquired assets and liabilities;
•	the estimated useful lives of property and equipment and intangible assets;
•	impairment of financial and non-financial assets;
•	the valuation of deferred tax assets and liabilities;
•	the valuation of warrants and share-based compensation expense; and
•	the valuation of the equity component of convertible debt
•	the valuation of non-cash consideration received on the sale of Factive

Significant estimates

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

(i)	Inventory obsolescence

The Company reviews the net realizable value of its inventory. The Company has determined that there are adequate sales to support the carrying amount for all other inventory as at September 30, 2014. In addition, management reviews specific product and industry experience with returns in assessing if a write-down is required.

(ii)	Estimated product returns

Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The Company’s return policy is limited to damaged or expired product. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

(iii)	Allocation of the purchase price and estimates of fair value for the acquired assets and liabilities

The Company as part of its business combinations and product acquisitions performs a preliminary assessment of the fair value of all assets and liabilities acquired based on all current available information. As part of the measurement period to finalize the purchase price allocation, management updates the estimated fair values as information becomes available, support from third party market data becomes available, and where necessary, third party independent valuations are obtained. Management is ultimately responsible for concluding on the allocation of purchase price and estimates of fair value for the acquired assets and liabilities.

(iv)	Impairment of financial and non-financial assets

Financial Assets

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

If there is objective evidence that an impairment loss has occurred on an unquoted or not actively traded equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset and is recognized in profit or loss for the period. Reversals of impairment losses on assets carried at cost are not permitted.

For financial assets carried at amortized cost, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition).

Objective evidence of impairment of financial assets carried at amortized cost exists if the counterparty is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counterparty that would not normally be granted, or it is probable the counterparty will enter into bankruptcy or a financial reorganization.

Non-Financial Assets

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating units (“CGUs”) or groups of CGUs to which goodwill has been allocated. The determination of recoverable amount requires the Company to estimate the future cash flows expected to arise from these CGUs and a suitable discount rate in order to calculate the recoverable amount of the CGUs. If the recoverable amount of the CGUs is less than its carrying amount, an impairment loss is recorded. The Company currently has no goodwill.

At the end of each reporting period, the Company reviews property, plant and equipment and intangible assets for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the assets are then grouped together into a CGU and a recoverable amount is estimated for that CGU.

During the fourth quarter of 2014, the Company’s Vancocin and Enablex intangible assets exhibited indicators of impairment, requiring the Company to assess these intangible assets for impairment. The Company carried out a review of the recoverable amount of the assets of each of its cash generating units (“CGUs”), which are defined at the product line level (Vancocin and Enablex). The carrying values of the CGUs at the impairment evaluation date of September 30, 2014 are included below:

	Enablex	Vancocin
September 30, 2014	$56,351,000	$9,507,000

The recoverable amount was calculated based on the CGUs’ fair value less costs to sell, determined using a discounted cash flow model. The assumptions in the discounted cash flow model that have the greatest estimation uncertainty include forecasted revenue and the discount rate which was based on the factors specific to each CGU, including risks inherent in the discounted cash flow models. The rates applied were as follows:

Vancocin	13%
Enablex	15%

As a result of the review, the Company concluded that an impairment loss of approximately $4,212,000 was required for Vancocin, but no impairment loss was required for Enablex.

(v)      Useful lives of property, equipment and intangible assets

The Company reviews the estimated useful lives of property, equipment and intangible assets at the end of each year, with the effect of any changes in estimates being accounted for on a prospective basis. Depreciation on property, equipment, and intangible assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

•	Furniture, fittings and equipment	3 – 5 years
•	Leasehold improvements	Over the term of the lease
•	Product rights	2 – 10 years
•	Product patents	Remaining economic life of patent
•	Manufacturing equipment	5 – 10 years

During the year ended September 30, 2014, the useful lives were considered reasonable.

(vi)	Valuation of deferred tax assets and liabilities

The Company estimates the probability that taxable profits will be available against deductible temporary differences can be utilized and thus give rise to deferred tax assets. The Company has reviewed the expected profitability and determined that no deferred tax asset should be recognized at this time.

(vii)	Valuation of warrants and share-based compensation expense

The Company estimates the fair value of warrants and share options issued for employment services based on the Black Scholes option-pricing model for warrants and share options with a service condition. These methods of valuation were applied to the equity transactions during the year.

(viii)	Valuation of the equity component of convertible debt

The Company estimates the fair value of convertible debt by first estimating the liability component of the instrument based on a discounted cash flow model. The fair value of the equity component of the instrument is then determined as the difference between the fair value of the liability component and the fair value of the instrument at inception.

(ix)	Valuation of non-cash consideration received on the sale of Factive

Proceeds from the sale of Factive (note 20) consisted of non-cash consideration of convertible debentures and shares. Management was required to make significant estimates in order to determine the fair value of the non-cash consideration at the transaction date due to the limited objective information available at that date. The significant estimates included in the calculation are as follows:

•	Management estimated the likelihood of repayment of the convertible debenture based on working capital levels and short-term commitments and determined there was significant uncertainty of collection

•

Management estimated the net realizable value of the shares received based on the limited trading history and determined that given the large number of shares and low trading volumes, there was significant uncertainty as to whether the shares could be sold on a timely basis.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A. The Company's disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at September 30, 2014, management evaluated the design and operating effectiveness of the Company’s internal controls over financial reporting and concluded as at September 30, 2014, the Company’s internal controls over financial reporting were operating effectively.

There were no material changes made to the Company’s internal controls over financial reporting during the year ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. In addition, management assessed disclosure controls and procedures to be effective as of September 30, 2014.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at December 18, 2014, the Company had 81,245,724 common shares issued and outstanding.

Preference Shares

The Company is authorized to issue an unlimited number of preferred shares without par value. The preferred shares may be issued in series on such terms as determined by the directors of the Company in accordance with the special rights and restrictions as set out in the Articles of the Company. As of December 18, 2014, the Company had 10,000 Series A Preferred Shares issued and outstanding, each with a liquidation value of $1,000, for a total value of $10,000,000. The Series A Preferred Shares pay a dividend of 8% per annum, subject to adjustment if the Company does not redeem these Preferred Shares after October 31, 2019. At any time at the option of the holder, the Series A Preferred Shares may be converted into the Company’s common shares at a conversion price of $2.20 per share. The Series A Preferred Shares are redeemable at the option of the Company at any time after October 31, 2019. The Series A Preferred Shares are also redeemable by the Company at any time in the event of a change of control subject to payment of a change of control premium.

Stock Options

The Company has 3,456,667 stock options outstanding as at December 18, 2014.

Share Purchase Warrants

The Company has 2,295,950 share purchase warrants outstanding as at December 18, 2014.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at http://www.sedar.com.